

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

September 16, 2008

By U.S. mail and facsimile

Mr. José Luciano Duarte Penido
Chief Executive Officer
Votorantim Pulp & Paper, Inc.
Alameda Santos, 1357, 6th floor
São Paulo, SP, Brazil 01419-908

> **Re:** **Votorantim Pulp & Paper, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed on January 31, 2008**
> **Response Letter Dated September 4, 2008**
> **File No. 1-15018**

Dear Mr. Penido:

We have reviewed your filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to the Consolidated Financial Statements, page F-15

Note 8. Investment in Significant Affiliated Companies, page F-32

1.	With respect to your responses to comment 3 of our letter dated August 20, 2008, please address the following:

a) We note that you disclose Aracruz's market price per share. Please disclose the aggregate fair value of your investment in Aracruz pursuant to paragraph 20(b) of APB 18.

b) We note from your response that Aracruz's market price per share as of December 31, 2007, was US$9.02. Please reconcile for us this amount with the disclosure on page F-30 that states the market price was $74.35.

c) It appears that the explanation of the accounting treatment of the difference between the amount at which your investment is carried and the amount of underlying equity in net assets was omitted from your response. Please clarify.

*****

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Steve Lo at 202-551-3394 or Ryan Milne at 202-551-3688 if you have questions regarding these comments and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages, Apparel
and Health Care Services

cc: Mr. Richard S. Aldrich, Jr.
Via fax no. 011-55-11-3702-2224